UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52382

Bank Building Corporation

(Exact name of registrant as specified in its charter)

1300 Kings Mountain Road, Martinsville, Virginia 24112

(276) 656-1776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☒	Rule 12h-3(b)(l)(i)	☒*
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(l)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
		Rule 15d-6	☐

*	The merger of Bank Building Corporation with and into Carter Bank & Trust (the “Merger”) was approved on March 31, 2008 by the stockholders of Bank Building Corporation. In order to obtain final clearance from the Federal Deposit Insurance Corporation, the parties delayed effectiveness of the Merger until April 30, 2008. As a result, Bank Building Corporation has not filed its Form 10-K for the year ended December 31, 2007 which was due on March 31, 2008.

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Carter Bank & Trust, as successor by merger to Bank Building Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 30, 2008	By:	/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President
(Duly Authorized Officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.